SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*
FelCor Lodging Trust Incorporated
(Name of Issuer)
$1.95 Series A Cumulative Convertible Preferred Stock
Depositary Shares representing 8% Series C Cumulative Redeemable Preferred Stock
(Title of Class of Securities)
31430F200
31430F507
(CUSIP Number)
Aaron Hood
Perella Weinberg Partners Capital Management LP
767 Fifth Avenue
New York, NY 10153
(212) 287-3305
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 30, 2011
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.3d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 9 Pages)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page	2	of	10	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING
566,504 shares of $1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”)
811,983 depositary shares (the “Depositary Shares”), representing 8,120 shares of 8% Series C Cumulative Redeemable Preferred Stock (the “Series C Stock”)**
PERSON

WITH	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Only with respect to Perella Weinberg Partners Xerion Equity LP, Perella Weinberg Partners Xerion Fund GP LLC, Perella Weinberg Partners Capital Management LP, Perella Weinberg Partners Capital Management GP LLC and Perella Weinberg Partners Group LP.
** The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein represent shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the 2011 annual meeting of shareholder of the Company (the “2011 Annual Meeting”). The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the 2011 Annual Meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares. Following the 2011 Annual Meeting, the Reporting Persons will no longer have beneficial ownership over such shares.
*** The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company’s Annual Report on Form 10-K filed on February 24, 2011.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page	3	of	10	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION EQUITY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Only with respect to Perella Weinberg Partners Xerion Master Fund Ltd., Perella Weinberg Partners Xerion Fund GP LLC, Perella Weinberg Partners Capital Management LP, Perella Weinberg Partners Capital Management GP LLC and Perella Weinberg Partners Group LP.
** The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein represent shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the 2011 Annual Meeting. The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the 2011 Annual Meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares. Following the 2011 Annual Meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page	4	of	10	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION FUND GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Only with respect to Perella Weinberg Partners Xerion Master Fund Ltd., Perella Weinberg Partners Xerion Equity LP, Perella Weinberg Partners Capital Management LP, Perella Weinberg Partners Capital Management GP LLC and Perella Weinberg Partners Group LP.
** The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein represent shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the 2011 Annual Meeting. The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the 2011 Annual Meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares. Following the 2011 Annual Meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page	5	of	10	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* Only with respect to Perella Weinberg Partners Xerion Master Fund Ltd., Perella Weinberg Partners Xerion Equity LP, Perella Weinberg Partners Xerion Fund GP LLC, Perella Weinberg Partners Capital Management GP LLC and Perella Weinberg Partners Group LP.
** The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein represent shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the 2011 Annual Meeting. The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the 2011 Annual Meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares. Following the 2011 Annual Meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page	6	of	10	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Only with respect to Perella Weinberg Partners Xerion Master Fund Ltd., Perella Weinberg Partners Xerion Fund GP LLC, Perella Weinberg Partners Capital Management LP and Perella Weinberg Partners Group LP.
** The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein represent shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the 2011 Annual Meeting. The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the 2011 Annual Meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares. Following the 2011 Annual Meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page	7	of	10	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS GROUP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,504 shares of the Series A Stock 811,983 Depositary Shares, representing 8,120 shares of the Series C Stock**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* Only with respect to Perella Weinberg Partners Xerion Master Fund Ltd., Perella Weinberg Partners Xerion Equity LP, Perella Weinberg Partners Xerion Fund GP LLC, Perella Weinberg Partners Capital Management LP and Perella Weinberg Partners Capital Management GP LLC.
** The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein represent shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the 2011 Annual Meeting. The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the 2011 Annual Meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares. Following the 2011 Annual Meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURES

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 8 of 10 Pages
This Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on August 12, 2010 (the “Original Schedule 13D”), as amended on August 24, 2010 (“Amendment No. 1”), September 2, 2010 (“Amendment No. 2”) and November 15, 2010 (“Amendment No. 3”). Information reported in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used and not defined herein have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as applicable. This Amendment No. 4 amends Item 4 and Item 5 as set forth below.
Item 4. Purpose of Transaction.
The information set forth under Item 5 of this Amendment No. 4 is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     (a) Item 5(a) is hereby supplemented as follows:
     As of the date hereof, the Reporting Persons may be deemed to beneficially own 566,504 shares of Series A Stock (the “Reported Series A Shares”) and 811,983 Depositary Shares (together with the Reported Series A Shares, the “Reported Shares”) representing 8,120 shares of Series C Stock. The Reported Shares represent approximately 7.0% of the aggregate number of Shares outstanding. The Reporting Persons no longer have dispositive power over the Reported Shares, but the power to vote such Reported Shares at the 2011 Annual Meeting did not automatically transfer with the sale of such shares; therefore, the Reporting Persons may still be deemed to beneficially own such Reported Shares. We understand the Company has notified the New York Stock Exchange that it has set March 25, 2011 as the record date for the 2011 Annual Meeting. Following the 2011 Annual Meeting, the Reporting Persons will no longer have beneficial ownership over the Reported Shares.
     The percentages used herein are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company’s Annual Report on Form 10-K filed on February 24, 2011.
     (b) Item 5(b) is hereby amended and restated to read in its entirety as follows:
     The Reporting Persons have shared voting power with respect to the Reported Shares.
     (c) Item 5(c) is hereby supplemented as follows:
     Schedule A annexed hereto lists all transactions in the Shares by the Master Fund in the past 60 days. All of such transactions were effected in the open market.

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 9 of 10 Pages
SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2011

PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.

/s/ Aaron Hood

Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS XERION EQUITY LP

/s/ Aaron Hood

Name:	Aaron Hood
Title:	Partner and Authorized Person

PERELLA WEINBERG PARTNERS XERION FUND GP LLC

/s/ Aaron Hood

Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP

/s/ Aaron Hood

Name:	Aaron Hood
Title:	Partner and Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC

/s/ Aaron Hood

Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS GROUP LP

/s/ Aaron Hood

Name:	Aaron Hood
Title:	Partner and Authorized Person

CUSIP No.	31430F200 31430F507	SCHEDULE 13D/A	Page 10 of 10 Pages
SCHEDULE A
Transactions in the Shares in the Past 60 Days
SERIES A STOCK

Date	Number of Shares Sold(1)	Price Per Share(1) (2)	Price Range(1)
3/17/2011	3,950	$26.23	$26.23 – 26.25
3/18/2011	10,000	26.17	26.15 – 26.19
3/21/2011	15,000	26.19	26.02 – 26.32
3/22/2011	1,200	26.39	26.26 – 26.48
3/23/2011	3,800	26.34	26.31 – 26.37
3/24/2011	6,300	26.37	26.35 – 26.44
3/25/2011	10,000	26.48	26.45 – 26.51
3/28/2011	10,000	26.55	26.55 – 26.57
3/29/2011	20,000	27.06	27.05 – 27.18
3/30/2011	516,404	26.95	26.55 – 27.07
SERIES C STOCK

	Number of Depositary
Date	Shares Sold(1)	Price Per Share(1)(2)	Price Range(1)
3/17/2011	1,500	$26.25	$26.25 – 26.30
3/18/2011	10,000	26.18	26.18 – 26.18
3/21/2011	15,000	26.23	26.20 – 26.28
3/22/2011	800	26.36	26.36 – 26.36
3/24/2011	8,500	26.50	26.41 – 26.51
3/25/2011	10,000	26.68	26.54 – 26.75
3/28/2011	10,000	26.75	26.75 – 26.77
3/28/2011	20,000	26.70	26.70 – 26.70
3/29/2011	2,200	27.04	26.98 – 27.08
3/30/2011	761,283	26.95	26.95 – 27.00

(1)	Shares were sold in multiple transactions at prices within the price ranges set forth in the column labeled “Price Range”. The price reported in the column labeled “Price Per Share” is a weighted average price. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the column labeled “Price Range.”

(2)	Excluding commissions.